EX99.28(h)(4)(i)

1st Amended and Restated Appendix A
to the
FIRST AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT
BETWEEN
INVESTMENT MANAGERS SERIES TRUST II
AND
ALPINE INVESTMENT MANAGEMENT, LLC

Fund (and Class, as applicable)	Annual Operating Expense Limit	Effective Date
ACR Multi-Strategy Quality Return (MQR) Fund
Class A	1.40%	12/31/2014
Class I	1.25%	12/31/2014

ACR International Quality Return (IQR) Fund
Class A	1.40%	12/30/2016
Class I	1.25%	12/30/2016

Amended and approved by the Board on October 19, 2016.

Agreed and accepted this 3rd day of November, 2016.

INVESTMENT MANAGERS SERIES TRUST II		ALPINE INVESTMENT MANAGEMENT, LLC

By:	/s/ Joy Ausili	By:	/s/ Stephen A. Mace
Print Name:	Joy Ausili	Print Name:	Stephen A. Mace
Title:	Vice President	Title:	Executive Vice President